Exhibit 3.4

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny.us

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
ALLIANCE PHARMACEUTICAL CORP.

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is: Alliance Pharmaceutical Corp. The name under which the Corporation was formed is: Otisville Biologics Inc.

SECOND: The date of filing of the Certificate of Incorporation with the Department of State was: February 23, 1983. The Certificate of Incorporation was first restated and the Restated Certificate was filed on November 10, 1993. The Certificate of Incorporation was restated for a second time and the Restated Certificate was filed on May 7, 2001. The Certificate of Incorporation was amended and the Certificate of Amendment was filed on October 18, 2001.

THIRD: The amendment effected by this Certificate of Amendment is as follows: The third paragraph of Section 4 of the Certificate of Incorporation is amended to increase the total number of shares of Common Stock, par value $.01 per share, that the Corporation is authorized to issue from 130,000,000 shares to 155,000,000 shares, an increase of 25,000,000 shares. Prior to this Certificate of Amendment, the Corporation was authorized to issue 130,000,000 shares of stock, of which 125,000,000 shares were designated Common Stock, par value $.01 per share, and 5,000,000 shares were designated Preferred Stock, par value $.01 per share. Pursuant to this Certificate of Amendment, the Corporation will be authorized to issue 155,000,000 shares of stock, of which 150,000,000 shares will be designated Common Stock, par value $.01 per share, and 5,000,000 shares will be designated Preferred Stock, par value $.01 per share. Except for the increase in the number of shares of Common Stock, par value $.01 per share, that the Corporation is authorized to issue, the Corporation’s Common Stock, par value $.01 per share, will not be affected in any manner. The 5,000,000 shares of Preferred Stock, par value $.01 per share, that the Corporation is authorized to issue will not be affected by such amendment.

FOURTH: To accomplish the foregoing amendment, the third paragraph of Section 4 of the Corporation’s Certificate of Incorporation, as amended, is hereby amended to read as follows:

The total number of shares of stock which the Corporation is authorized to issue is 155,000,000 of which 150,000,000 shares shall be designated Common Stock, $.01 par value per share, and 5,000,000 shares shall be designated Preferred Stock, $.01 par value per share. The relative rights, preferences and limitations of the shares of each class are as follows:

The remainder of Section 4 shall remain unchanged.

FIFTH: The certificate of amendment was authorized by: [Check the appropriate box]

☑ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☐ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

IN WITNESS WHEREOF, I have subscribed this document on the date set opposite my name below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined and are true and correct.

Date: December 11, 2006	/s/ B. Jack DeFranco
Name: B. Jack DeFranco
Title: President and Chief Operating Officer

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

ALLIANCE PHARMACEUTICAL CORP.

Under Section 805 of the Business Corporation Law

Filers Name:                                     Alliance Pharmaceutical Corp.
Address:                                          4660 La Jolla Village Drive, Suite 825
City, State and Zip Code:  San Diego, CA 92122

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